Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

The following is a transcript of a video made available by Versum Materials to certain of its employees.

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GUILLERMO NOVO: I’m here today to tell you about our recent announcement of Versum Materials and Entegris merging into a new company, that will become one of the premier material suppliers to the semiconductor industry. This is truly a transformational change, not only for us as a company, and for Entegris – but for the industry.

We don’t have to do this. We want to do this.

Four things are really core drivers that are going to create value, for our customers, for our employees, and for our investors.

So the first point is the diversity of our portfolio.

If you look at the new company, look at the portfolio that it will have.

Basically, we will now have over five platforms: micro-contamination, advanced materials, specialty gases, packaging, advanced packaging, and our delivery systems and project capabilities.

This is going to create great growth opportunities, strong leadership positions in all those markets.

Second is technology.

Technology’s at the core of who we are and— and— and how we operate. Well, it’s also the core of Entegris and how they operate. What’s nice is that we have very strong complementary technologies that are going to come together.

We’re going to have a footprint of capabilities that are going to be unique in the industry, that will allow us to collaborate with our customers, both locally and globally.

Third is about scale.

We’ve talked about the importance of scale in our industry. This is going to be around operations, manufacturing footprint that we have, infrastructure, offices. We’re going to be present where all our customers are in a much more efficient, more productive.

And that’ll drive growth and margin expansion for our business.

And I would say fourth is the enterprise scale.

With strong revenue— strong profitability, more reliable, steady earnings over the long term, fast-growing earnings, we couldn’t have asked for a better partner than Entegris in taking this step.

As I’ve spent the last two months getting to know the organization, getting to know their leaders, getting to know how they think, actually, we think a lot alike. The values are extremely strong. We talk about integrity. We talk about safety. We talk about how we treat our people. We talk about innovation, very strong innovation cultures in both companies. We talk about customer and how we create value.

So I think this is going to be a very good and strong merger, not just because of the quality of the business, but because of the people and the leadership that we will have.

One of the things that I’ve really enjoyed is working with Bertrand on putting this deal together. And I think what all of you will find out is he is a great leader.

I think he has a proven track record with what Entegris has done. But more importantly, he’s truly a strong strategic thinker. He cares about people. He cares about our customers. And I am totally convinced that he is going to be a fantastic leader for this new organization.

This is going to be a major company, not just in our industry, but if you look at materials, as a specialty materials company, it’s going to be one of the premier companies. It’ll be a place where people want to come to work.

What does that mean for our employees? It means more opportunities, more investment capabilities, more infrastructure. They need all of you for the value and the knowledge that you bring. We need all of them for the value and knowledge that they bring. And together, we’re going to be a much more powerful organization.

The company will be led by Bertrand Loy, who will be the new CEO. Seifi Ghasemi, our chairman, will be the chairman of the new company. The board will be a mixed board, five board members from Entegris, including Bertrand, and four from Versum Materials.

Most of our infrastructure’s going to be needed. And probably, if anything, it’s going to start growing because of greater investments that this company will be able to do.

Until a deal is closed, we are two separate companies. We compete. And I think our primary responsibility is to stay focused. Stay focused on delivering our plan. Stay focused on our strategy. And stay focused on servicing our customers. Once the merger actually happens, then we will do all of the integration work.

Thank you for your hard work to get us to where we are today.

Thank you in advance for all the hard work to get us into this future. And what I can say is, this is going to be an exciting time in the years to come. Because this is a great industry to be in. And this is going to be the company to be a part of in the future.

*END OF TRANSCRIPT* * *

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Versum Materials’ (“Versum Materials”) and Entegris’ (“Entegris”) control. Statements in this communication regarding Versum Materials, Entegris and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Versum Materials’ and Entegris’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum Materials’ and Entegris’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum Materials’ and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum Materials’ and Entegris’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum Materials and Entegris operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum Materials’ and Entegris’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Versum Materials’ and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum Materials’ and Entegris’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Versum Materials and Entegris assume no obligation to update any forward-

looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Versum Materials and Entegris. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Versum Materials and Entegris that also constitutes a prospectus of Entegris. Each of Versum Materials and Entegris also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Versum Materials and Entegris. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Versum Materials and Entegris, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Versum Materials, Entegris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Versum Materials are set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Information about the directors and executive officers of Entegris are set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Versum Materials or Entegris using the sources indicated above.